SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(a)
                       (Amendment No. 3)*

                STANDARD MICROSYSTEMS CORPORATION
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           853626-10-9
                         (CUSIP Number)

                      F. Thomas Dunlap, Jr.
            Senior Vice President and General Counsel
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          April 7, 2004
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

Note:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Page 1 of 12

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CUSIP No. 853626-10-9          13D/A                  Page 2 of 12

1.   NAME OF REPORTING PERSON:                   INTEL CORPORATION
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:         94-1672743
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**     (a) []
                                                            (b) []
3.   SEC USE ONLY

4.   SOURCE OF FUNDS**                                         N/A

5    CHECK  BOX  IF  DISCLOSURE OF  LEGAL  PROCEEDINGS  IS     [ ]
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:                DELAWARE

                7.   SOLE VOTING POWER:                    847,337
  NUMBER OF
    SHARES      8.   SHARED VOTING POWER:                      N/A
 BENEFICIALLY
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:               847,337
  REPORTING
 PERSON WITH    10.  SHARED DISPOSITIVE POWER:                 N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           847,337
     REPORTING PERSON:
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**                                 [ ]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW             4.2
     (11):
14.  TYPE OF REPORTING PERSON**                                 CO

**SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 853626-10-9          13D/A                 Page 3 of 12

This  Amendment  No. 3 amends and supplements  the  statement  on
Schedule 13D and the cover page thereto filed on December 24, 2003 by Intel Corporation (the "Reporting Person"), as amended to date, with respect to its beneficial ownership of common stock issued by Standard Microsystems Corporation (the "Common Stock"), a Delaware corporation.

ITEM 1.   Security and Issuer.

          (a) Name and Address of Principal Executive Offices of Issuer:
                 Standard Microsystems Corporation
                 80 Arkay Drive
                 Hauppauge, New York 11788

          (b)    Title of Class of Equity Securities:

                 Common Stock

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer   of   microcomputer   components,
                 modules and systems.

          (d)    Criminal Proceedings:

                 During   the  last  five  years,  neither   the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

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CUSIP No. 853626-10-9          13D                   Page 4 of 12

          (f)    Place of Organization:

                 Delaware

          There is no material change with respect to this Item as it relates to the executive officers and directors of the Reporting Person.

ITEM 3.   Source and Amount of Funds or Other Consideration.

          (a)    Source of Funds:
                 N/A

          (b)    Amount of Funds:
                 N/A

ITEM 4.   Purpose of the Transaction.

          No change

ITEM 5.   Interest in Securities of the Issuer.

          The information contained in Item 4 is incorporated herein by this reference.

          (a)    Number of Shares Beneficially Owned:  847,337

                 Percent of Class:  4.2%

          (b)    Sole  Power  to Vote, Direct the  Vote  of,  or
                 Dispose of Shares:  847,337

                 Shared  Power to Vote, Direct the Vote  of,  or
                 Dispose of Shares:  N/A


          (c)    Recent Transactions:

                 On March 31, 2004 through April 7, 2004, the Reporting Person sold 181,000 shares of Common Stock on the open market within a range of prices of $26.84 to $28.33 at an average price of $27.72.

          (d)    Rights  with  Respect  to  Dividends  or  Sales
                 Proceeds:  N/A

          (e)    Date  of  Cessation of Five Percent  Beneficial
                 Ownership:  April 7, 2004

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CUSIP No. 853626-10-9         13D/A                  Page 5 of 12

ITEM 6.   Contracts,     Arrangements,     Understandings     or
          Relationships  with  Respect  to  Securities  of   the
          Issuer.

          No change

ITEM 7.   Material to be Filed as Exhibits.

          N/A

CUSIP No. 853626-10-9         13D/A                  Page 6 of 12

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 8, 2004

                                 INTEL CORPORATION


                                 By:  /s/F. Thomas Dunlap, Jr.
                                      F. Thomas Dunlap, Jr.
                                      Senior Vice President and
                                      General Counsel

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CUSIP No. 853626-10-9          13D                   Page 7 of 12

                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director.   All
Directors are United States citizens except as indicated below.

Name:             Craig R. Barrett

Business          Intel   Corporation,   2200   Mission   College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Chief Executive Officer
Occupation:

Name, principal   Intel    Corporation,   a    manufacturer    of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             Charlene Barshefsky

Business          Wilmer,  Cutler & Pickering, 1899 Pennsylvania
Address:          Avenue, Washington DC 20006

Principal         Senior International Partner
Occupation:

Name, principal   Wilmer, Cutler & Pickering, Law Firm
business and      1899 Pennsylvania Avenue
address of        Washington DC 20006
corporation or
other
organization in
which employment
is conducted:


Name:             John Browne

Business          BP p.l.c., Britannic House, 1 Finsbury Circus,
Address:          London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   BP p.l.c., an integrated oil company.
business and      Britannic House, 1 Finsbury Circus
address of        London EC2M 7BA
corporation or
other
organization in
which employment
is conducted:

Citizenship:      British


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CUSIP No. 853626-10-9         13D/A                  Page 8 of 12

Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman
Occupation:

Name, principal   Paramitas Foundation, a private foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Chairman of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          The Arbor Company, 1340 Arbor Road, Menlo
Address:          Park, CA 94025

Principal         Chairman
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:


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CUSIP No. 853626-10-9          13D/A                 Page 9 of 12

Name:             Reed E. Hundt

Business          McKinsey & Company, 600 14th Street NW, #300,
Address:          Washington, DC 20005

Principal         Senior Advisor
Occupation:

Name, principal   McKinsey & Company, a management consulting
business and      firm.
address of        600 14th Street NW, #300
corporation or    Washington, DC 20005
other
organization in
which employment
is conducted:


Name:             Paul S. Otellini

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         President and Chief Operating Officer
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David S. Pottruck

Business          The Charles Schwab Corporation, 101 Montgomery
Address:          Street, San Francisco, CA 94104

Principal         President and Chief Executive Officer
Occupation:

Name, principal   The Charles Schwab Corporation, a securities
business and      brokerage firm.
address of        101 Montgomery Street
corporation or    San Francisco, CA 94104
other
organization in
which employment
is conducted:


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CUSIP No. 853626-10-9         13D/A                 Page 10 of 12

Name:             Jane E. Shaw

Business          Aerogen, Inc., 1310 Orleans Drive, Sunnyvale,
Address:          CA 94089

Principal         Chairman and Chief Executive Officer
Occupation:

Name, principal   Aerogen, Inc., a pulmonary drug delivery
business and      company.
address of        1310 Orleans Drive
corporation or    Sunnyvale, CA 94089
other
organization in
which employment
is conducted:


Name:             John L. Thornton

Business          375 Park Avenue, Suite 1002, New York, NY
Address:          10152

Principal         Professor and Director of Global Leadership
Occupation:

Name, principal   375 Park Avenue, Suite 1002
business and      New York, NY 10152
address of
corporation or
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Morgan Hall 215,
Address:          Soldiers Field Park Road, Boston, MA 02163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Morgan Hall 215, Soldiers Field Park Road
corporation or    Boston, MA 02163
other
organization in
which employment
is conducted:

CUSIP No. 853626-10-9          13D                  Page 11 of 12

Name:             Charles E. Young

Business          University of Florida, 226 Tigert Hall, P.O.
Address:          Box 113150, Gainesville, FL 32610

Principal         President Emeritus
Occupation:

Name, principal   University of Florida, an educational
business and      institution.
address of        226 Tigert Hall
corporation or    P.O. Box 113150
other             Gainesville, FL 32610
organization in
which employment
is conducted:

CUSIP No. 853626-10-9         13D/A                 Page 12 of 12

                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:         Andy D. Bryant
Title:        Executive  Vice  President;  Chief  Financial   and
              Enterprise Services Officer

Name:         Sean M. Maloney
Title:        Executive  Vice  President; General Manager,  Intel
              Communications Group
Citizenship:  British

Name:         Robert J. Baker
Title:        Senior  Vice President; General Manager, Technology
              and Manufacturing Group

Name:         Sunlin Chou
Title:        Senior  Vice President; General Manager, Technology
              and Manufacturing Group

Name:         F. Thomas Dunlap, Jr.
Title:        Senior Vice President; General Counsel

Name:         Ronald J. Smith
Title:        Senior Vice President; Strategic Programs

Name:         Jason Chun Shen Chen
Title:        Vice   President;  Director,  Sales  and  Marketing
              Group

Name:         John H. F. Miner
Title:        Vice President; President, Intel Capital

Name:         Arvind Sodhani
Title:        Vice President; Treasurer